April 11, 2012

VIA EDGAR (Correspondence Filing)

Mr. Keith O’Connell U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

Northern Lights Fund Trust III (the “Registrant”)

File Numbers:  333-178833, 811-22655

Dear Mr. O’Connell:

On behalf of the Registrant, this letter responds to your comments given via telephone conference to Michael Barolsky on April 10, 2012 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) and the Lifetime Achievement Fund, a series of the Registrant (the “Fund”).  You requested that the Registrant confirm that it will not sell shares of the Fund until after the reorganization of the Fund has been completed.  The Registrant has confirmed to us that it will not sell shares of the Fund until after the reorganization of the Fund has been completed.

Additionally, the Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP